April 23, 2026

Claudius Tsang
Chief Executive Officer
AParadise Acquisition Corp.
The Sun   s Group Center
29th Floor, 200 Gloucester Road
Wan Chai, Hong Kong

       Re: AParadise Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted April 17, 2026
           CIK No. 0001956439
Dear Claudius Tsang:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-551-8713 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    John T. Owen